

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 9, 2009

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Dr., Suite E
Baltimore, MD 21227

      RE: **View Systems, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009
              File No. 000-30178

Dear Mr. Than:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   We note your disclosure stating that the number of shares of your common stock outstanding as of the latest practicable date is 17,175,222. However, we also note that a Schedule 13D filed by your Chief Executive Officer, Mr. Than, on April 1, 2009 calculates his beneficial ownership percentage "based on 30,700,000 shares outstanding as reported in the last available filing with the Securities and Exchange Commission." Further, you state on page 15 that "[a]s of December 31, 2008, there were 17,175,222 shares of [your] common stock issued and

outstanding." However, a Form 4 filed by Mr. Than on March 31, 2009 indicates that the Company issued him 5,000,000 shares of common stock on that day in exchange for the release of debt owed to him. In your response letter, please explain these discrepancies.

Part II, page 14

Item 5. Market for Common Equity…, page 14

2.   On page 16, it appears that your disclosure regarding the 2007 unregistered transactions is based on pre-reverse split amounts and prices. If true, please amend your Form 10-K to present all of your exempt transactions reported in this section on a post-reverse split basis.

Item 7. Management's Discussion and Analysis…, page 18

3.   We note the following Company-issued press releases:

*   On November 24, 2008, a press release announced that you had agreed to merge with Wytan, a Golden, Colorado-based electronics manufacturing company that specializes in surface mount and other emerging assembly technologies.
*   On December 26, 2008, a press release announced that "the merger with Wytan is underway."
*   On January 21, 2009, a press release announced that the Company had invested in Technology Corps, Inc., a veteran-owned service firm, in exchange for a share of ownership in the company.
*   On February 25, 2009, a press release announced that it "acquired an experienced Tier I fiber optic installation company and has several installation contracts in the works."

Please amend your Form 10-K to include a discussion of the anticipated impact that these known events will have on your future financial condition and results of operations. Also, file the merger and/or acquisition agreements related to these transactions as exhibits to your amended Form 10-K pursuant to Regulation 601(b) of Regulation S-K.

Liquidity and Capital Resources, page 21

4.   In the second paragraph of this section, you state, "For year ended December 31, 2008 we received cash from revenues of $1,148,314…and relied on debt financing of $255,000." These amounts, however, conflict with your Consolidated Statement of Cash Flows on page 33, which discloses that your net cash used in operating activities was $18,313, funds advanced from stockholder

was $93,496, and that you had zero proceeds from the sale of debt. Please reconcile these discrepancies in your amended Form 10-K.

Part III, page 48

Item 10. Directors, Executive Officers…, page 48

5.   You disclose that the Company has three directors: Gunther Than, Michael Bagnoli, and Martin Maasen. However, in your Revised Definitive Information Statement on Schedule 14C filed September 19, 2008 you disclosed that there are two additional directors, William D. Smith and Michael Woodford. Further, we are unable to locate previous disclosure relating to the removal or resignation of Messrs. Smith and Woodford. In your response letter, please explain this discrepancy.

Item 11. Executive Compensation, page 50

Summary Compensation Table, page 50

6.   You state that no officer received compensation for services rendered in any capacity to the Company during the fiscal year ended December 31, 2008. Yet you disclose in the next paragraph that Mr. Than has an employment agreement with the Company that entitles him to receive an annual salary of $100,000 and 50,000 shares of common stock for each month of service. Please clarify this discrepancy in your amended Form 10-K. Additionally, please discuss whether any compensation has accrued to Mr. Than pursuant to his employment agreement, and if so, the total amount owed.

Signature Page, page 54

7.   We note that all of the signatures on this page are dated March 31, 2008, which is one year prior to the date the Form 10-K was actually filed. Please update accordingly in your amended Form 10-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy

Celeste M. Murphy
Legal Branch Chief

cc: via facsimile (786) 787-0456
       Russell C. Weigel III, Esq.